Mail Stop 3561

December 3, 2008

Peter H. Jackson, Chief Executive Officer
Intraware, Inc.
25 Orinda Way
Orinda, California 94563

> **Re: Intraware, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **November 25, 2008**
> **File No. 000-25249**

Dear Mr. Jackson:

We have reviewed your letter dated November 24, 2008 in response to our letter dated November 21, 2008 and your revised preliminary proxy statement and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Background of the Merger, page 21

1. We note your response to comment two in our letter dated November 21, 2008. In your revised disclosure on page 21, you state that Justin Benson, your Senior Vice President of Business Development and Sales, spoke with Richard Northing, Acresso Software Inc.'s Senior Vice President of Global Services, "to discuss their respective businesses generally." Please disclose the respective general businesses to which you refer and whether discussions between these individuals, or other representatives of you and Acresso Software, occurred on a regular basis and in the ordinary course of business. Also, please describe how and why this particular discussion was initiated.

2. We note your response to comment three in our letter dated November 21, 2008. Please revise your filing to include the first five sentences of that response or tell us why it is not appropriate for you to do so.

Equity Commitment Letter, page 36

3. We note your response to comment six in our letter dated November 21, 2008. In that response, as well as in your disclosure, you state that Thoma Bravo Fund IX, LP, an investment vehicle managed by Thoma Bravo, LLC, entered into an equity commitment agreement to purchase up to $20.2 million of equity securities of Acresso Holding, LLC and that Acresso Holding has agreed to contribute the proceeds of this purchase to Acresso Software Inc. "to fund Acresso's obligations under the merger agreement." In this regard, you state that you believe that the equity commitment letter provides you with "additional assurance" that Acresso Software will have available the funds required to consummate the merger because Acresso Software would have, in addition to its own cash resources and your cash resources, "access to the funds of Thoma Bravo in order to consummate the merger." Please tell us, with a view toward disclosure, whether the financing of the proposed merger is assured without the funds described in the equity commitment letter and discuss Acresso Software's ability to fund the merger on its own. Also, please disclose, if true, that Thoma Bravo Fund has the ability presently to satisfy its $20.2 million equity commitment. Further, please discuss the manner in which Acresso Holding has agreed to contribute the proceeds from Thoma Bravo Fund's purchase to Acresso Software and whether Acresso Holding has committed to doing so in writing.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Chris Chase, Attorney-Adviser, at (202) 551-3485, John Fieldsend, Attorney-Adviser, at (202) 551-3343, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Tony Jeffries, Esq.
        Wilson Sonsini Goodrich & Rosati
        Via Facsimile